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                                                         SEC FILE NUMBER
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                                                           CUSIP NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR

                   For Period Ended:  September 30, 2007
                                      ------------------
                   [  ] Transition Report on Form 10-K
                   [  ] Transition Report on Form 20-F
                   [  ] Transition Report on Form 11-K
                   [  ] Transition Report on Form 10-Q
                   [  ] Transition Report on Form N-SAR
                   For the Transition Period Ended:
                                                     ---------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

SKRM INTERACTIVE INC.
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Full Name of Registrant


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Former Name if Applicable

14553 South 790 West
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Address of Principal Executive Office (Street and Number)

Bluffdale, Utah  84065
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         In a Current Report on Form 8-K filed with the Commission on October 12, 2007, SKRM Interactive Inc. (the "Company") announced that it had entered into a Stock Exchange Agreement with Section 10 Services - USA, Inc. ("Sector 10 Services") and other parties related to Sector 10 Services (the "Stock Exchange Agreement"), pursuant to which the Company and Sector 10 Services consummated a stock exchange transaction. The transactions consummated under the Stock Exchange Agreement resulted in the Company acquiring 75% of the issued and outstanding capital stock of Sector 10 Services in exchange for the acquisition of approximately 85% of the issued and outstanding shares of the Company's capital stock by two parties related to Sector 10 Services.

         In the period subsequent to the consummation of the transactions contemplated by the Stock Exchange Agreement, the Company and Sector 10 Services have been engaged in consolidating their respective financial statements. Due to the complexities of that consolidation, however, the Company has been unable to complete the financial statements that are required to file the Company's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2007 (the "Quarterly Report"). The Company is actively engaged in that consolidation process and hopes to be able to complete its financial statements within a time period that will allow the Company to file the Quarterly Report within the five-day extension period requested hereby.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Pericles P. DeAvila               866                922-9533
     ----------------------------------  ----------------  ---------------------
                  (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding x Yes period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the events identified in Part III above, the Company cannot presently provide a reasonable estimate and comparison of its results of operations at this time.

                              SKRM Interactive Inc.
              ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2007          By  /s/ Pericles P. DeAvila
     -----------------              -----------------------------------------
                                    President

 This Notification of Late Filing on Form 12b-25 contains forward-looking statements which include those regarding the Company's independent investigation and the anticipated timing for the Company's filing of various reports required pursuant to the Exchange Act. Actual results will vary, and may vary materially, from those expressed in the forward-looking statements, including risks and uncertainties relating to the results of the independent investigation and developments in regulatory and legal guidance regarding the Company's efforts to restore compliance with the provisions of the Exchange Act. The Company undertakes no obligation to update these forward-looking statements, except as otherwise required by law.